Mail Stop 7010

      July 29, 2005


Mr. Michael S. Poteshman
Executive Vice President and CFO
Tupperware Corporation
14901 South Orange Blossom Trail
Orlando, FL  32837

	RE:	Form 10-K for the fiscal year ended December 25, 2004
		Form 10-Q for the quarter ended April 2, 2005
		File No. 1-11657

Dear Mr. Poteshman:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








FORM 10-K FOR THE YEAR ENDED DECEMBER 25, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Financial Condition, page 19

1. We have reviewed your response to comment 3. Given that adjusted covenant earnings represents a non-GAAP measure, we continue to believe that you should identify the item as a non-GAAP measure and provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities.

2. We have reviewed your response to comment 3. Your reconciliation of adjusted covenant earnings should first reconcile net income to EBITDA, and then reconcile EBITDA to adjusted covenant earnings. See
Question 15 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. In addition, your reconciliation of adjusted covenant earnings should present each reconciling amount separately, instead of your current treatment of presenting the sum of gains and the sum of expenses as reconciling items. Please revise accordingly.

Financial Statements

Statement of Cash Flows, page 32

3. We have reviewed your response to comment 5. Please present depreciation and amortization of assets separately from other types of amortization or non-cash income (expense) amounts.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. Michael S. Poteshman
Tupperware Corporation
July 29, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE